UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OLD Line Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67984M100

(CUSIP Number)

Eric D. Hovde

122 W. Washington Ave

Suite 350

Madison, WI 53703

(608) 255-5175

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100

1.	Names of Reporting Persons H Bancorp LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,041,047

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,041,047

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the common stock, par value  $0.01 per share (the “Common Stock”), of Old Line Bancshares, Inc., a Maryland Corporation, (the “Issuer”).  The principal executive offices of the Issuer are located at 1525 Pointer Ridge Place, Bowie, Maryland 20716.

Item 2.	Identity and Background

(a)         This schedule 13D/A is being filed by H Bancorp LLC, a Delaware limited liability Company.

(b)         H Bancorp LLC’s principal  address is c/o Sunwest Bank, 2050 Main Street, Suite 300, Irvine, CA 92614.

(c)          H Bancorp LLC is a $1.3 billion private bank holding company with banking operations located in the western United States.

(d)         During the last five years, H Bancorp LLC has not been convicted in a criminal proceedings (excluding traffic violations  or similar misdemeanors).

(e)          During the last five years, H Bancorp LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Old Line Bancshares owned by H Bancorp LLC were originally acquired through Old Line Bancshares acquisition of Bay Bancorp Inc. on April 13, 2018, less $93,655 shares sold during the past 2 months.

Item 4.	Purpose of Transaction

Except as otherwise set forth herein, H Bancorp LLC does not have any plans or proposals that would result in:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporation transaction, such as a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e)          Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments  corresponding  thereto or other actions which may impede the acquisition  of control of the Issuer  by any person;

(h)         Causing a class of securities of the Issuer to be delisted  from a  national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the Issuer becoming eligible for termination of registration or pursuant to Section 12(g)(4) of the Act(4); or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)         H Bancorp LLC is deemed to be the beneficial owner of 1,041,047 shares of Common Stock, constituting 6.1% of the outstanding shares of Common Stock.

(b)         H Bancorp LLC  has the sole power to vote or direct the vote, and dispose or direct the disposition of 1,041,047 shares of Common Stock.  This power is exercised  by its Chairman and Chief Executive Officer Eric D. Hovde.

(c)          To the knowledge of the reporting person 93,655 of Old Line Bancshares were sold during the past 2 months .

(d)         To H Bancorp LLC’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by H Bancorp LLC, other than H Bancorp LLC.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

H Bancorp LLC’s Chairman and Chief Executive Officer, Eric D. Hovde, is a member of the Issuer’s Board of Directors. As a Director, Mr. Hovde is eligible to be granted equity awards under the Issuer’s 2010 Equity Compensation Plan or any equity compensation plan the Issuer may adopt in the future, but any such grant would be at the option of administrator of such plans. Otherwise, H Bancorp LLC is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2018
Date
/s/ Eric D. Hovde
Signature
CEO
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).